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August 11, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Mergers & Acquisitions

Attention:	Mr. Michael Killoy
Ms. Christina Chalk

Re:	Sharps Compliance Corp.
Form Schedule 14D-9
Filed July 25, 2022
File No. 005-53975
SEC Comment Letter dated August 1, 2022

Dear Mr. Killoy and Ms. Chalk:

On behalf of Sharps Compliance Corp. (“Sharps,” the “Registrant,” or the “Company”), we are submitting via EDGAR for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Schedule 14D-9 filed on July 25, 2022 (the “Schedule 14D-9”).  This letter and Amendment No. 1 reflect the Company’s respectful acknowledgement and response to the comments received from the Staff contained in the Staff’s letter dated August 1, 2022 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.

Schedule 14D9
The Solicitation or Recommendation, page 13

1.	Please identify the “certain executive officers” that have entered into the Tender and Support Agreement. See Item 4 of Sch. 14D-9 and Item 1012(C) of Regulation M-A.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements with Parent, Purchaser, and their Affiliates—Tender and Support Agreement,” “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Interests of Certain Persons,” and “Item 4. The Solicitation or Recommendation—Intent to Tender” of the Schedule 14D-9.

Mr. Michael Killoy and Ms. Christina Chalk
Securities and Exchange Commission
August 11, 2022

2.	Please disclose each multiple and ratio for the selected companies in Raymond James’ public trading multiple analysis. Furthermore, please disclose each EV analysis for each selected transaction.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Raymond James & Associates, Inc.—Public Trading Multiples” and “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Raymond James & Associates, Inc.—Selected Transaction Analysis” of the Schedule 14D-9.

3.	Please disclose the terminal values for Sharps at end of calendar year 2021, and reasons for choosing the EBITDA multiples.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Raymond James & Associates, Inc.—Discounted Cash Flows Analysis” of the Schedule 14D-9.

4.
The disclosures on page 13 states that “the Company Board unanimously recommends that all of the Company’s stockholders accept the offer.” Item 4 of Schedule 14d-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 13e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company’s position with respect to the Offer. Alternatively, please clarify that the Board’s recommendation is being made on behalf of the Company.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 2. Identity and Background of Filing Person—Tender Offer,” “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements with Parent, Purchaser, and their Affiliates—Merger Agreement,” “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Interests of Certain Persons,” “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Reasons for the Recommendation,” and “Item 8. Additional Information—Majority of Outstanding Shares on Fully Diluted Basis Must Tender to Consummate Transactions; Stockholder Vote Not Required” of the Schedule 14D-9.

131506190.6

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Michael Killoy and Ms. Christina Chalk
Securities and Exchange Commission
August 11, 2022

5.
We note the statements in Raymond James’ opinion that “this letter is solely for the information of the Board of the Company.” Please revise these statements, which attempt to limit a shareholders reliance on the opinion, or provide the legal basis for such limitations.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 9. Exhibits” and “Annex I” of the Schedule 14D-9.

6.
We note that under the header “Interests of Certain Persons,” you indicate that “certain executive officers of the Company and certain members of the Company Board may be deemed to have certain interest in the Transactions, including the Offer and the Merger, that are different from or in addition to those of the Company’s stockholders generally.” This qualified, generic disclosure is not helpful in informing shareholders as to whether these individuals have different interests in the Merger or as to the nature of such interests. Please revise to summarize the interests of Sharp’s executive officers and directors that differ from the interests of Sharp’s stockholders.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates—Interests of Certain Persons” of the Schedule 14D-9.

Certain Management Forecasts, page 29

7.	Expand to describe the assumptions and underlying limitations that form the basis for the projections, which you reference generically in this section.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Certain Management Forecasts—Certain Unaudited Prospective Financial Information” of the Schedule 14D-9.

*        *        *

We hope that the foregoing has been helpful to the Staff’s understanding of the Company’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (214) 855-7437.

Very truly yours,

/s/ Brandon Byrne
Brandon Byrne Norton Rose Fulbright US LLP

cc:	W. Patrick Mulloy, Chief Executive Officer and President, Sharps Compliance Corp. Eric T. Bauer, Executive Vice President and Chief Financial Officer, Sharps Compliance Corp.

131506190.6

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.